FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 1-4039

The “Shell” Transport and Trading Company,
Public Limited Company
(Exact name of registrant as specified in its charter)

England
(Jurisdiction of incorporation or organisation)

Shell Centre, London SE1 7NA,
England
Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

The “Shell” Transport and Trading Company, p.l.c.

The “Shell” Transport and Trading Company (the Registrant) is furnishing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit No.	Description

99.1	Scheme of Arrangement (under section 425 of the Companies Act 1985) between The “Shell” Transport and Trading Company, p.l.c. and the holders of Shell Transport ordinary shares and Shell Transport bearer warrants.
99.2	Scheme Document — Unification of Shell Transport and Royal Dutch and cancellation and Repayment of the Shell Transport Preference Shares.
99.3	Information leaflet (including Q&A) for holders of Shell Transport Ordinary Shares
99.4	Information leaflet (including Q&A) for holders of Shell Transport Bearer Warrants
99.5	Information leaflet (including Q&A) for participants in the Shell Transport Nominee Service
99.6	Information leaflet (including Q&A) for investors in the Shell Transport Personal Equity Plans and for Individual Savings Accounts
99.7	Information leaflet (including Q&A) for holders of Shell Transport First Preference Shares
99.8	Information leaflet (including Q&A) for holders of Shell Transport Second Preference Shares
99.9	Information leaflet (including Q&A) for holders of Shell Transport Ordinary Shares who also hold Shell Transport Second Preference Shares
99.10	Information leaflet (including Q&A) for holders of Shell Transport Ordinary Shares who are also investors in the Shell Transport PEP and for ISA
99.11	Information leaflet (including Q&A) for holders of Shell Transport ADR’s
99.12	Listing Particulars
99.13	Dividend Currency Election Form
99.14	Document Request Form
99.15	Forms of Proxy for holders of Shell Transport Ordinary Shares regarding the Court Meeting and Extraordinary General Meeting
99.16	Form of Proxy for holders of Shell Transport First Preference Shares regarding the Extraordinary General Meeting
99.17	Form of Proxy for holders of Shell Transport Second Preference Shares regarding the Extraordinary General Meeting
99.18	Forms of Proxy for investors in the Shell Transport Personal Equity Plans and for Individual Savings Accounts regarding the Court Meeting and Extraordinary General Meeting
99.19	Forms of Proxy for participants in the Shell Transport Nominee Service regarding the Court Meeting and Extraordinary General Meeting
99.20	Voting Instruction Card for holders of Shell Transport ADR’s regarding the Court Meeting and Extraordinary General Meeting
99.21	Voting Instruction Card for holders of Shell Transport ADR’s regarding the Annual General Meeting

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)

By:/s/ Mark Edwards
Name: Mark Edwards Title: Assistant Company Secretary Date: May 20, 2005